Hip Cuisine, Inc.

2250 NW 114th Ave. Unit 1P, PTY 11020,

Miami, FL 33172-3652

February 17, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Stickel

Ladies and Gentlemen:

On behalf of Hip Cuisine, Inc., a Florida corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-215466 as initially filed with the Securities and Exchange Commission (“Commission”) on January 6, 2017 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of its immediate need for capital to meet certain obligations which are now due and payable which it intends to raise privately pursuant to applicable exemptions from registration. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to O’Neal Law Office, c/o William D. O’Neal, Esq. via email at bdoneal59@gmail.com.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding this request for withdrawal, please contact William D. O’Neal, Esq. by telephone at (480) 510-4253.

Very truly yours,

/s/ Natalia Lopera
Natalia Lopera
Chief Executive Officer

Cc: William D. O’Neal, Esq.